Exhibit 4.1

AMENDMENT TO THE CERTIFICATE OF DESIGNATION OF SERIES B
CONVERTIBLE PREFERRED STOCK OF
GAUCHO GROUP HOLDINGS, INC.

PURSUANT TO SECTION 242 OF THE
DELAWARE GENERAL CORPORATION LAW

Gaucho Group Holdings, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (hereinafter called the “Corporation”), DOES HEREBY CERTIFY:

That pursuant to resolutions adopted by unanimous consent of the Board of Directors of the Corporation, and the resolutions adopted by the holders of a majority of the issued and outstanding shares of Series B Convertible Preferred Stock, the Certificate of Designation for the Series B Convertible Preferred Stock, $0.01 par value per share, dated February 21, 2017, as amended on December 3, 2019 and as further amended on January 30, 2020 (the “Certificate of Designation”), is further amended as follows:

1. Section 5(a) of the Certificate of Designation be and it hereby is deleted in its entirety and a new Section 5(a) be inserted in lieu thereof to read as follows:

5. Conversion Rights; Mandatory Conversion. The holders of the Series B Convertible Preferred Stock shall have the following rights and obligations with respect to the conversion of such shares into shares of Common Stock:

(a) Voluntary Conversion. Subject to and in compliance with the provisions of this Section 5, on or before December 31, 2020, the holder of shares of Preferred Stock may elect to convert such shares into fully-paid and non-assessable shares of Common Stock, except that the Company shall not be required to convert less than 2,500 shares of Series B Convertible Preferred Stock in the event such holder seeks to convert less than all of such holder’s shares. Holders will be notified of the date on which the right to voluntarily convert provided for herein shall expire. The number of shares of Common Stock that a holder of Series B Convertible Preferred Stock shall be entitled to receive upon conversion shall be the product obtained by multiplying the Series B Applicable Conversion Rate (determined as provided in Section 5(b)) by the number of shares of Series B Convertible Preferred Stock being converted at any time.

2. Section 6(a) of the Certificate of Designation be and it hereby is deleted in its entirety and a new Section 6(a) be inserted in lieu thereof to read as follows:

6. Redemption.

(a) Redemption of Preferred Stock. Subject to the provisions of Section 5, and any actions previously taken pursuant thereto, on December 31, 2020 (the “Redemption Date”), the Corporation shall redeem all then-outstanding shares of Series B Preferred Stock (“Series B Redemption”) for a price per Share equal to the Liquidation Value for such Share, plus all unpaid accrued and accumulated dividends on such Share (whether or not declared) (the “Series B Redemption Price,” for all holders collectively, the “Aggregate Series B Redemption Price”). The Aggregate Series B Redemption Price shall be payable in immediately available funds to the respective holders of the Series B Preferred Stock within sixty (60) days following the Redemption Date and the Corporation shall contribute all of its assets to the payment of the Aggregate Series B Redemption Price, and to no other corporate purpose, except to the extent prohibited by applicable Delaware law.

IN WITNESS WHEREOF, this Amendment to the Certificate of Designation has been executed on behalf of the Corporation by its Chief Executive Officer, and attested by its Secretary, this 30th day of March, 2020.

Gaucho Group Holdings, Inc.

By:	/s/Scott Mathis
Name:	Scott Mathis
Title:	Chief Executive Officer

Attest:

/s/ Maria Echevarria
Maria Echevarria, Secretary

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